June eNewsletter

Dear Friends:

The past few weeks have been very busy for AT&T and full of good news for our customers, both here in South Carolina and around the country.

We are excited about the prospect of providing consumers a stronger competitive alternative to cable through the combination of AT&T and DIRECTV.

We are also continuing to expand the availability of our advanced services around the state. We recently launched Digital Life in the Charleston and Greenville areas, bringing this exciting wireless service to residential customers in a total of 20 South Carolina communities.

And we are continuing to expand and enhance our 4G LTE mobile broadband service, especially in small and mid-sized communities.

For more on these and other stories, please continue reading. South Carolina is a great state in which to live and work. We appreciate the opportunity to work with you in making it even better.
Pamela Lackey President AT&T South Carolina

Sincerely,

Pamela Lackey President — AT&T South Carolina

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AT&T to Acquire DIRECTV

Consumers will soon be provided with a stronger competitive alternative to cable through the combination of AT&T* and DIRECTV — an acquisition** announced on Sunday, May 18th. This transaction combines the best video platform in America with AT&T's wired and wireless broadband networks.

The combination of AT&T and DIRECTV will benefit consumers with innovative mobile, video and broadband services and bundles and increased broadband availability, especially in rural areas of the country. As a part of the acquisition, AT&T has committed to expand and enhance broadband to 15 million customer locations — primarily in rural areas.

“This is a unique opportunity that will redefine the video entertainment industry and create a company able to offer new bundles and deliver content to consumers across multiple screens — mobile devices, TVs, laptops, cars and even airplanes. At the same time, it creates immediate and long-term value for our shareholders,” said Randall Stephenson, AT&T Chairman and CEO. “DIRECTV is the best option for us because they have the premier brand in pay TV, the best content relationships, and a fast-growing Latin American business. DIRECTV is a great fit with AT&T, and together we’ll be able to enhance innovation and provide customers new competitive choices for what they want in mobile, video and broadband services. We look forward to welcoming DIRECTV’s talented people to the AT&T family.”

The merger is subject to approval by DIRECTV shareholders and review by the U.S. Federal Communications Commission, U.S. Department of Justice, a few U.S. states and some Latin American countries. The transaction is expected to close within approximately 12 months.

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*AT&T products and services are provided or offered by subsidiaries and affiliates of AT&T Inc. under the AT&T brand and not by AT&T Inc.

**Cautionary Language Concerning Forward-Looking Statements
Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed merger between AT&T and DIRECTV, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of AT&T and DIRECTV and are subject to significant risks and uncertainties outside of our control.
Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that DIRECTV stockholders may not adopt the merger agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the proposed merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the proposed merger, (6) failure to realize the benefits expected from the proposed merger and (7) the effect of the announcement of the proposed merger on the ability of DIRECTV and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally. Discussions of additional risks and uncertainties are contained in AT&T’s and DIRECTV’s filings with the Securities and Exchange Commission. Neither AT&T nor DIRECTV is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between AT&T and DIRECTV. In connection with the proposed merger, AT&T intends to file a registration statement on Form S-4, containing a proxy statement/prospectus with the Securities and Exchange Commission (“SEC”). STOCKHOLDERS OF DIRECTV ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about AT&T and DIRECTV, without charge, at the SEC’s website at http://www.sec.gov. Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T’s investor relations website at http://www.att.com/investor.relations. Copies of documents filed with the SEC by DIRECTV will be made available free of charge on DIRECTV’s investor relations website at http://investor.directv.com.

Participants in Solicitation

AT&T and its directors and executive officers, and DIRECTV and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of DIRECTV common stock in respect of the proposed merger. Information about the directors and executive officers of AT&T is set forth in the proxy statement for AT&T’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 11, 2014. Information about the directors and executive officers of DIRECTV is set forth in the proxy statement for DIRECTV’s 2014 Annual Meeting of Stockholders, which was filed with the SEC on March 20, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.

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